EXHIBIT 99.01

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES

LITIGATION REFORM ACT OF 1995

CERTAIN CAUTIONARY STATEMENTS AND

RISK FACTORS

CSG Systems International, Inc. and its subsidiaries (collectively, the “Company” or forms of the pronoun “we”) or our representatives from time-to-time may make or may have made certain forward-looking statements, whether orally or in writing, including without limitation, any such statements made or to be made in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our various SEC filings or orally in conferences or teleconferences. We wish to ensure that such statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995.

ACCORDINGLY, THE FORWARD-LOOKING STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO AND ARE ACCOMPANIED BY THE FOLLOWING MEANINGFUL CAUTIONARY STATEMENTS IDENTIFYING CERTAIN IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

This list of factors is likely not exhaustive. We operate in a rapidly changing and evolving business involving the converging global telecommunications industry (e.g., cable television, DBS, wireline and wireless telephony, Internet and high speed data, etc.), and new risk factors will likely emerge. Management cannot predict all of the important risk factors, nor can it assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those in any forward-looking statements.

ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL BE ACCURATE INDICATORS OF FUTURE ACTUAL RESULTS, AND IT IS LIKELY THAT ACTUAL RESULTS WILL DIFFER FROM RESULTS PROJECTED IN FORWARD-LOOKING STATEMENTS AND THAT SUCH DIFFERENCES MAY BE MATERIAL.

WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUES FROM COMCAST AND ECHOSTAR, AND THE LOSS OF THEIR BUSINESS WOULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

We generate approximately one-third of our total consolidated revenues from our two largest clients, Comcast and Echostar. Our industry is highly competitive, and the possibility that a major client may move all or a portion of its customers to a competitor has increased. While our clients may incur some costs in switching to our competitors, they may do so for a variety of reasons, including if we do not maintain favorable relationships, do not provide satisfactory services and products, or for reasons associated with price. We expect to continue to generate a significant percentage of our future revenues from Comcast and Echostar. Concentration of a large percentage of total revenues with a limited number of clients imposes certain risks to our business. Our financial condition and results of operations (including possible impairment, or significant acceleration of the amortization of the Comcast client contracts intangible asset) could be materially adversely affected by:

•	Comcast’s or Echostar’s termination of or failure to renew their contracts with us, in whole or in part for any reason; or

•	a significant reduction in the number of Comcast or Echostar customers processed on our system.

We renewed our contract with Comcast in the first quarter of 2004, with the term of the new contract running through the end of 2008. The Comcast Contract contains provisions establishing annual financial minimums for

2005 and 2006, which we currently expect to exceed based on the current number of customers on our system. Under the terms of the Comcast Contract, which does not include exclusivity for us, Comcast could remove one or more regions from or significantly reduce the number of customers on our system without automatically incurring a financial penalty. We have been working, particularly since the arbitration ruling with Comcast in October 2003, towards creating a favorable relationship with Comcast and the different Comcast regions we service. However, there can be no assurance that we can achieve or maintain that relationship with Comcast or that Comcast will not move customers for any particular region to a competitor’s system.

We renewed our contract with Echostar in the first quarter of 2004. However, such contract expires in 2006. Although we are currently working with Echostar for a further renewal of the contract, there can be no assurance that such contract will be renewed on terms satisfactory to us, or at all.

OUR BROADBAND DIVISION, WHICH ACCOUNTS FOR A SUBSTANTIAL PORTION OF OUR REVENUES, IS DEPENDENT ON THE U.S. CABLE TELEVISION AND SATELLITE INDUSTRIES.

The Broadband Division generates its revenues by providing products and services to the U.S. and Canadian cable television and satellite industries. Although our dependence on these industries has been lessened by earning additional revenues outside the U.S. as a result of the Kenan Business acquisition in early 2002, revenues from the U.S. cable television and satellite industries are still expected to provide a large percentage of our, and substantially all of the Broadband Division’s, total revenues in the foreseeable future. A decrease in the number of customers served by our clients, loss of business due to non-renewal of client contracts, industry and client consolidations, movement of customers from our systems to another vendor’s system as a result of regionalization strategies by our clients, and/or changing consumer demand for services could have a material adverse effect on our results of operations. There can be no assurance that new entrants into the video market will become our clients. Also, there can be no assurance that video providers will be successful in expanding into other segments of the converging telecommunications industry. Even if major forays into new markets are successful, we may be unable to meet the special billing and customer care needs of that market.

VARIABILITY OF OUR QUARTERLY REVENUES AND OUR FAILURE TO MEET REVENUE AND EARNINGS EXPECTATIONS WOULD NEGATIVELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK AND OUR CONVERTIBLE DEBT SECURITIES.

Variability in quarterly revenues and operating results are inherent characteristics of the software and professional services industries. Common causes of a failure to meet revenue and operating expectations in these industries include, among others:

•	the inability to close and/or recognize revenue on one or more material software transactions that may have been anticipated by management in any particular period;

•	the inability to timely renew one or more material software maintenance agreements, or renewing such agreements at lower rates than anticipated; and

•	the inability to timely and successfully complete an implementation project and meet client expectations, due to factors discussed in greater detail below.

We expect software license, software maintenance services, and professional services revenues to become an increasingly larger percentage of our total revenues in the future. Consequently, as our total revenues grow, so too does the risk associated with meeting financial expectations for revenues derived from our software licenses, software maintenance services, and professional services offerings. As a result, there is a proportionately increased likelihood that we may fail to meet revenue and earnings expectations of the analyst community. Should we fail to meet analyst expectations, by even a relatively small amount, it would most likely have a disproportionately negative impact upon the market price of our common stock and of our Convertible Debt Securities.

WE FACE SIGNIFICANT COMPETITION IN OUR INDUSTRY.

The market for our products and services is highly competitive. We directly compete with both independent providers of products and services and in-house systems developed by existing and potential clients. In addition, some independent providers are entering into strategic alliances with other independent providers, resulting in either new competitors, or competitors with greater resources. Many of our current and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than our company, many with significant and well-established international operations. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors.

OUR INABILITY TO TIMELY AND SUCCESSFULLY COMPLETE A COMPLEX IMPLEMENTATION PROJECT AND MEET CLIENT EXPECTATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Our GSS Division provides a variety of implementation services in conjunction with its software arrangements. The nature of the efforts required to complete the implementations can range from relatively short and noncomplex projects to long and complex projects. These implementation projects typically range from six to twelve months in length, but can be longer or shorter depending upon the specifics of the project. The length and complexity of an individual project is dependent upon many factors including, but not limited to, the following:

•	the level of software customization, if any, required in the implementation;

•	the complexity of the client’s business, and the client’s intended use of our products and services to address their business needs;

•	whether the project includes multiple software product implementations or services;

•	the extent of efforts required to integrate our products with the client’s other computer systems and business processes;

•	the amount and type of data that is required to be converted from the client’s old application system to the newly implemented system;

•	the geographic location of the implementation project;

•	whether the arrangement includes additional vendors participating in the overall project, including, but not limited to, prime and subcontractor relationships with our company; and

•	the responsibility we have assumed for the overall project completion. For example, from time to time we may assume a prime contractor (or prime integrator) role in a project in addition to our software implementation responsibilities. Prime contractor roles are inherently more difficult and/or complex as we take on the additional responsibility of managing other vendors as part of the project.

Lengthy and/or complex projects carry a greater degree of business risk than those projects that are short and/or noncomplex in nature. Our inability to timely and successfully complete a project and meet client expectations could have a material adverse effect on our financial condition and results of operations by impacting:

•	the amount and timing of revenue recognition. We generally account for our software implementation projects using the percentage-of-completion (“POC”) method of accounting, and account for our fixed-price, long-term professional services projects using the proportional performance method, which results in revenue recognition that is generally consistent with the POC method of accounting. We apply various judgments and estimates in following these accounting methods, the primary one being the determination of the estimated effort required to complete a project. Significant increases between quarters in the total estimated effort required to complete a project accounted for in this manner can result in a reduction in anticipated quarterly revenues, and possibly, the reversal of previously recognized revenue;

•

the overall profitability of a project. Many of our projects are priced on a fixed-fee basis or the amount of fees that can be billed on a time-and-materials basis is capped. As a result, unexpected costs and/or delays can result in the projects being less profitable than originally anticipated or even unprofitable (i.e., a loss contract). In addition, our products may be considered mission critical customer management systems by our clients. As a result, an arrangement may include penalties and/or potential damages for our failure to perform under the agreed-upon terms of the arrangement; and/or

•	the timing of invoicing and/or collection of arrangement fees. Our ability to invoice and timely collect arrangement fees may be dependent upon our meeting certain contractual milestones, or may be dependent on the overall project status in certain situations in which we act as a subcontractor to another vendor on a project. As a result, the status of and/or delays in a project can impact the timing of invoicing and collection of our arrangement fees.

OUR BUSINESS IS DEPENDENT UPON THE ECONOMIC CONDITION OF THE GLOBAL TELECOMMUNICATIONS INDUSTRY.

Since the vast majority of our clients operate within the global telecommunications industry, the economic state of this industry directly impacts our business. During the time period from early 2001 through 2003, the economic state of the global telecommunications industry deteriorated, resulting primarily from a general global economic downturn, network and plant overcapacity, and mounting debt combined with limited availability of capital. This downward trend continued into 2004, however to a much lesser degree than previous years. During this time frame, many companies operating within this industry publicly reported decreased revenues and earnings, and several companies filed for bankruptcy protection. Most telecommunications companies reduced their operating costs and capital expenditures to cope with the market conditions during these times. This resulted in a decrease in spending on business support and operation support systems aimed at helping service providers manage the increasing complexity and cost of managing the interaction between communications companies and their customers, which resulted in a decrease in demand for our customer care and billing products and services.

As of the end of 2004, we believe the market has stabilized. In addition, we believe the improved operating results and financial condition of many service providers are beginning to provide signs of economic improvement within this industry sector. However, the public reports are mixed as to whether the recovery is real and whether the recovery is sustainable. If a turnaround in the market conditions occurs, it will likely be slow, and a full, sustained recovery, if it occurs at all, may take several years. Since a significant amount of our GSS Division’s business comes from international sources within this industry sector, the pace at which the market recovers presents a significant risk to our ability to timely collect our accounts receivable, maintain profitability, and grow this segment of our business.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO ADDITIONAL RISKS.

We currently conduct a significant amount of our business outside the U.S. We are subject to certain risks associated with operating internationally including:

•	difficulties with product development meeting local requirements;

•	fluctuations in foreign currency exchange rates for which a natural or purchased hedge does not exist or is ineffective;

•	longer collection cycles for client billings or accounts receivable, as well as heightened client collection risks, especially in countries with highly inflationary economies and/or with restrictions on the movement of cash out of the country;

•	compliance with laws and regulations related to the collection, use, and disclosure of certain personal information relating to clients’ customers, such as privacy laws, that are more strict than those currently in force in the U.S.;

•	reduced protection for intellectual property rights in some countries;

•	inability to recover value added taxes and/or goods and services taxes in foreign jurisdictions; and

•	a potential adverse impact to our overall effective income tax rate resulting from, among other things:

•	operations in foreign countries with higher tax rates than the U.S.;

•	the inability to utilize certain foreign tax credits; and

•	the inability to utilize some or all of losses generated in one or more foreign countries.

SUBSTANTIAL IMPAIRMENT OF THE GSS DIVISION’S GOODWILL AND OTHER INTANGIBLE ASSETS IN THE FUTURE MAY BE POSSIBLE.

As discussed in Notes 6 and 8 to the Financial Statements, in the first quarter of 2005, we reorganized certain components of our operating segments as a result of changes in our management and internal reporting structure. The reorganization consisted primarily of moving plaNet from the GSS Division to the Broadband Division. In conjunction with the change in reporting structure for our operating segments, we also changed the components of our reporting units for purposes of our goodwill impairment assessments. Previously, the plaNet component was aggregated with the GSS Division and considered one reporting unit under the GSS Division. As a result of this reorganization, the plaNet component is now aggregated with the Broadband Division and considered one reporting unit under the Broadband Division as these components are considered to have similar economic characteristics. As a result, as March 31, 2005, there was approximately $18 million in net intangible assets (primarily software) and approximately $198 million of goodwill that was attributed to the GSS Division.

The GSS Division now includes the assets from the Kenan Business and Davinci acquisitions. Key drivers of the value assigned to these acquisitions are the global telecommunications industry client base and the software assets acquired. To date, the GSS Division has not achieved the financial performance that we had originally anticipated due to many factors, including the economic downtown experienced within the global telecommunications industry since we acquired these assets. Our current business plan anticipates substantial revenue and earnings growth for the GSS Division over the next several years. We will continue to monitor the carrying value of the GSS Division’s goodwill and other long-lived intangible assets as we execute on our business plan to achieve this revenue and earnings growth. We expect to perform the next GSS Division goodwill impairment test (our annual required test) in the third quarter of 2005, unless events occur which would require an analysis earlier than that date. If the we fail to execute to our business plan (due to market conditions or other business reasons), and as a result, we materially revise our GSS Division financial projections, it is reasonably possible that a review for impairment of the GSS Division’s goodwill and/or related long-lived intangible assets in the future may indicate that these assets are impaired, and the amount of impairment could be substantial.

CLIENT BANKRUPTCIES COULD ADVERSELY AFFECT OUR BUSINESS, AND ANY ACCOUNTING RESERVES WE HAVE ESTABLISHED MAY NOT BE SUFFICIENT.

The economic state of the telecommunications industry increases the risk of our clients filing for bankruptcy protection. Indeed, certain of our clients have filed for bankruptcy protection, with Adelphia Communications’ 2002 bankruptcy filing representing the largest one for us. Companies involved in bankruptcy proceedings pose greater financial risks to us, consisting principally of possible claims of preferential payments for certain amounts paid to us prior to the bankruptcy filing date, as well as increased collectibility risk for accounts receivable, particularly those accounts receivable that relate to periods prior to the bankruptcy filing date. We consider such risks in assessing our revenue recognition and the collectibility of accounts receivable related to our clients that have filed for bankruptcy protection, and for those clients that are seriously threatened with a possible bankruptcy filing. We establish accounting reserves for our estimated exposure on these items. However, there can be no assurance that our accounting reserves related to these items are adequate. Should any of the factors considered in determining the adequacy of the overall reserves change adversely, an adjustment to the accounting reserves may be necessary. Because of the potential significance of these items, such an adjustment could be material.

WE MAY INCUR ADDITIONAL MATERIAL RESTRUCTURING CHARGES IN THE FUTURE.

Since the third quarter of 2002, we have recorded restructuring charges related to involuntary employee terminations and various facility abandonments. The accounting for facility abandonments requires significant judgments in determining the restructuring charges, primarily related to the assumptions regarding the timing and the amount of any potential sublease arrangements for the abandoned facilities, and the discount rates used to determine the present value of the liabilities. We continually evaluate our assumptions, and adjust the related facility abandonment reserves based on the revised assumptions at that time. Moreover, we continually evaluate ways to reduce our operating expenses through new restructuring opportunities, including utilization of our workforce and current operating facilities. As a result, there is a reasonable possibility that we may incur additional material restructuring charges in the future.

WE MAY NOT BE ABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY.

The market for customer care and billing systems is characterized by rapid changes in technology and is highly competitive with respect to the need for timely product innovations and new product introductions. As a result, we believe that our future success in sustaining and growing our revenues depends upon the continued market acceptance of our current products, including ACP and CSG Kenan FX, and our ability to continuously adapt, modify, maintain, and operate our products to address the increasingly complex and evolving needs of our clients, without sacrificing the reliability or quality of the products. As a result, substantial research and development will be required to maintain the competitiveness of our products and services in the market. Technical problems may arise in developing, maintaining and operating our products and services as the complexities are increased. Development projects can be lengthy and costly, and are subject to changing requirements, programming difficulties, a shortage of qualified personnel, and unforeseen factors which can result in delays. In addition, we may be responsible for the implementation of new products, and depending upon the specific product, may also be responsible for operations of the product. There is an inherent risk in the successful implementation and operations of these products as the technological complexities increase. There can be no assurance:

•	of continued market acceptance of our current products;

•	that we will be successful in the timely development of product enhancements or new products that respond to technological advances or changing client needs; or

•	that we will be successful in supporting the implementation and/or operations of product enhancements or new products.

See the above risk factor, “our inability to timely and successfully complete a complex implementation project and meet client expectations could have a material adverse effect on our financial condition and results of operations”, for additional risks related to implementation projects.

A REDUCTION IN DEMAND FOR OUR KEY CUSTOMER CARE AND BILLING PRODUCTS AND SERVICES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Historically, a substantial percentage of our total revenues have been generated from our core service bureau processing product, CCS (to include ACP), and related services. These products and services are expected to provide a large percentage of our, and most of the Broadband Division’s, total revenues in the foreseeable future.

Historically, a substantial percentage of the GSS Division’s revenues have been generated from its core customer care and billing system product, CSG Kenan FX (formerly CSG Kenan/BP), and associated software maintenance services and professional services. CSG Kenan FX software licenses and related software maintenance services and professional services are expected to provide a large percentage of the GSS Division’s total revenues in the foreseeable future.

Any reduction in demand for CCS (to include ACP) and/or CSG Kenan FX and related services discussed above could have a material adverse effect on our financial condition and results of operations, including possible impairments to related goodwill and other intangible assets.

THE CONSOLIDATION OF THE GLOBAL TELECOMMUNICATIONS INDUSTRY MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

The global telecommunications industry is undergoing significant ownership changes at an accelerated pace. One facet of these changes is that telecommunications service providers are consolidating, decreasing the potential number of buyers for our products and services. Such client consolidations carry with them the inherent risk that the consolidators may choose to move their purchased customers to a competitor’s system. In addition, consolidation in the global telecommunications industry may put at risk our ability to leverage our existing relationships. Should this consolidation result in a concentration of customer accounts being owned by companies with whom we do not have a relationship, or with whom competitors are entrenched, it could negatively affect our ability to maintain or expand our market share, thereby having a material adverse effect to our results of operations.

In addition, it is widely anticipated that telecommunication service providers will continue their aggressive pursuit of providing convergent services. Traditional wireline and wireless telephone providers have announced plans to penetrate the residential video market, a market dominated by our clients. Should these traditional telephone providers be successful in their video strategy, it could threaten our market share and processing revenues in this area, as generally speaking, these companies do not currently use our products and services.

FAILURE TO ATTRACT AND RETAIN OUR KEY MANAGEMENT AND OTHER HIGHLY SKILLED PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

Our future success depends in large part on the continued service of our key management, sales, product development, and operational personnel. We believe that our future success also depends on our ability to attract and retain highly skilled technical, managerial, operational, and marketing personnel, including, in particular, personnel in the areas of research and development and technical support. Competition for qualified personnel at times can be intense, particularly in the areas of research and development, conversions, software implementations, and technical support, especially now that market conditions are improving and the demand for such talent is increasing. In addition, our restructuring activities adversely impact our workforce as a result of involuntary terminations of employees and may adversely impact our ability to retain key personnel and recruit new employees when there is a need. For these reasons, we may not be successful in attracting and retaining the personnel we require, which could have a material adverse effect on our ability to meet our commitments and new product delivery objectives.

FAILURE TO PROTECT OUR PROPRIETARY INTELLECTUAL PROPERTY RIGHTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

We rely on a combination of trade secret and copyright laws, nondisclosure agreements, and other contractual and technical measures to protect our proprietary rights in our products. We also hold a limited number of patents on some of our newer products, but do not rely upon patents as a primary means of protecting our rights in our intellectual property. There can be no assurance that these provisions will be adequate to protect our proprietary rights. Although we believe that our intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against us or our clients.

Because of the global markets we service, we have clients using our products in many countries. As a result, we continually assess whether there is any risk to our intellectual property rights in many countries throughout the world. Should these risks be improperly assessed or if for any reason should our right to develop, produce and distribute our products anywhere in the world be successfully challenged or be significantly curtailed, it could have a material adverse effect on our financial condition and results of operations.

THE DELIVERY OF OUR PRODUCTS AND SERVICES IS DEPENDENT ON A VARIETY OF MAINFRAME AND DISTRIBUTED SYSTEM COMPUTING ENVIRONMENTS AND TELECOMMUNICATIONS NETWORKS, WHICH MAY NOT BE AVAILABLE OR MAY BE SUBJECT TO SECURITY ATTACKS.

The delivery of our products and services is dependent on a variety of mainframe and distributed system computing environments, which we will collectively refer to herein as “systems.” We provide such computing environments through both out-sourced arrangements, such as our data processing arrangement with First Data Corporation, as well as internally operating numerous distributed servers in geographically dispersed environments. The end users are connected to our systems through a variety of public and private telecommunications networks, which we will collectively refer to herein as “networks,” and are highly dependent upon the continued availability and uncompromised security of our networks and systems to conduct their business operations. Our networks and systems are subject to the risk of failure as a result of human and machine error, acts of nature and intentional, unauthorized attacks from computer “hackers.” Security attacks on distributed systems throughout the industry are more prevalent than on mainframe systems due to the open nature of those computer systems. In addition, we continue to expand our use of the Internet with our product offerings thereby permitting, for example, our clients’ customers to use the Internet to review account balances, order services or execute similar account management functions. Opening up our networks and systems to permit access via the Internet increases their vulnerability to unauthorized access and corruption, as well as increasing the dependency of the systems’ reliability on the availability and performance of the Internet’s infrastructure. As a means to mitigate certain risks in this area of our business, we have implemented a business continuity plan, and test certain aspects of this plan on a periodic basis. In addition, we have implemented a security program utilizing ISO 17799 as a guideline, and periodically undergo a security review of our systems by independent parties, and have implemented a plan intended to mitigate the risk of an unauthorized access to the networks and systems, including network firewalls, procedural controls, intrusion detection systems and antivirus applications.

The method, manner, cause and timing of an extended interruption or outage in our networks or systems are impossible to predict. As a result, there can be no assurances that our networks and systems will not fail, or that our business continuity plans will adequately mitigate any damages incurred as a consequence. Should our networks or systems experience an extended interruption or outage, have their security compromised or data lost or corrupted, it would impede our ability to meet product and service delivery obligations, and likely have an immediate impact to the business operations of our clients. This would most likely result in an immediate loss to us of revenue or increase in expense, as well as damaging our reputation. Any of these events could have both an immediate, negative impact upon our financial condition and our short-term revenue and profit expectations, as well as our long-term ability to attract and retain new clients.